FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

June 23rd, 2005

Item 3.  Press Release

Date of Issuance:

June 23rd, 2005

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

The Company has released its new Corporate Overview based on the Company’s initial success in commercializing its patented high-speed battery charging technology for the industrial market.

Item 5.  Full Description of Material Change

See attached Schedule “A”.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 28th day of June, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)

Schedule “A”

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS –  43

June 23, 2005

TSX.V Symbol: APS

FOR IMMEDIATE RELEASE

Frankfurt (Germany) Symbol: KCG

INCREASED MARKETS AND OPPORTUNITIES OUTLINED

IN ACCELRATE’S UPDATED CORPORATE OVERVIEW

AccelRate Power Systems Inc. -  June 23, 2005:  AccelRate Power Systems has released its new Corporate Overview based on the company’s initial success in commercializing its patented high-speed battery charging technology for the industrial market.

“Our product demonstrations, including a presentation to AccelRate’s strategic partner, Hawker Powersource, at their national sales convention in Las Vegas earlier this month, are receiving rave reviews,” said Reimar Koch, AccelRate’s President and Chief Executive Officer. “The first delivery of 38 high-speed battery chargers manufactured by Hawker Powersource, the world’s largest battery brand, is expected in August.”

AccelRate™ Smart Chargers, using AccelRate’s unique, patented technology, are manufactured by Hawker Powersource and marketed in North America by AccelRate through dealers such as Papé Materials Handling Inc. in the Pacific Northwest, and Carney Battery Handling Ltd. in Canada. In addition, Hawker also produces its own line of AccelRate™ powered High Speed chargers, distributed in the U.S.A. by Hawker PowerSource, under the trademark LifeSpeed 3000.

AccelRate will now work to expand market awareness of their industrial battery charger product line and its unique advantages, such as the ability to provide a full state-of-charge in 80% less time than conventional charger technologies, increased battery lifetime due to improved heat management, and decreased energy use.  The company’s Corporate Overview outlines how a warehouse with 30 forklifts can initially save more than US$900,000, in the first year alone, using AccelRate™ Smart Chargers.

The Corporate Overview outlines:

•

Battery chemistries, applications, and demand

•

Industry observations and world market demand for batteries and chargers

•

Market prospects and strategies

•

Profiles on strategic and operating partners

•

AccelRate product lines and related information

•

Customer value proposition

“We are extremely pleased with AccelRate’s recent progress as it provides a solid base to advance our commercialization activities and technology,” added Mr. Koch. “Our technology has no comparable competition in the US$2 billion battery recharging market.”

Shareholders and interested individuals will be sent a copy of the 38-page document by the end of June. For others interested in receiving a copy, please email the company at info@accelrate.com, or call (604) 688-8656 to arrange delivery of the new brochure.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.